Exhibit 99.1

China Metro Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Files Form 20-F and

Letter from the Chairman

NEW YORK—(MARKETWIRE) — July 16, 2012 — China Metro-Rural Holdings Limited (the “Company” or “CNR”) (NYSE MKT: CNR) today announced the filing of its 2012 annual report on Form 20-F for the fiscal year ended March 31, 2012 with the Securities and Exchange Commission (“SEC”) and the following letter from the Chairman:

Dear Shareholders,

I am pleased to present to you the 2012 annual report of China Metro Rural Holdings Limited.

During the fiscal year ended March 31, 2012, our sales increased due to the Qiqihar Project and the partial completion of phase one of our Dezhou Project. We are pleased to see an increase in sales, which reflects an increasing demand from the rural population for agricultural and our small appliance logistics centers. We also expect the Qiqihar Project to continue to expand. We intend to continue to seek new investment opportunities in Greater China as part of our continued efforts to make shareholder value our top priority.

Revenue Rose 57.1%

Revenue for the year totaled US$117.2 million, representing an increase of 57.1% over last year. Gross profit was US$56.1 million, representing a gross profit margin of 47.8% compared to a gross profit of US$29.4 million and a gross profit margin of 39.4% last year. The gross profit for the year had improved by US$26.7 million. Selling and administrative expenses were US$18.9 million. The operating income excluding properties valuation totaled US$45.5 million compared to US$28.1 million last year.

Our competitive advantages still lie in our unique positioning on agriculture and urban rural migration to capture the National and Regional Demand strategies, our business model benefits from Central Government Policy, strategic locations and extensive transportation networks for our projects and our experienced management team. We expect that these competitive advantages in both our logistics centers and urban rural migration businesses will fuel our growth in the years ahead.

Balance Sheet and Ratios are Strong

The Company’s balance sheet remained within its historical range, with cash and cash equivalents totaling US$44.0 million as of March 31, 2012 compared to US$20.1 million as of March 31, 2011.

Challenges Ahead

In the year ahead, we intend to continue our efforts to optimize results and maximize shareholder value. At the corporate level, one of our primary goals is to maintain strong corporate governance. While the coming year may be one full of challenges, namely potential insolvency risks for some listed property developers in China, credit rating downgrades or recession in EU which may cause some Chinese exporters to close down, heavy sovereign debt refinancing obligations for Greece, Italy and Spain during the first and second quarters of 2012 and a potential slowdown the demand for the Chinese exports, we believe promising opportunities will also arise.

Finally, I would like to take this opportunity to thank all shareholders, customers and vendors for their continued support and trust. I would also like to thank all my colleagues for their hard work and contributions in the past year.

Yours sincerely,

Sio Kam Seng

Chairman of the Board and

Chief Executive Officer

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration and city re-development company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forwardlooking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.